FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 27, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Condensed consolidated notes	Millicom International
as of March 31, 2008	Cellular S.A.

Item 1. FINANCIAL STATEMENTS

                Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of March 31, 2008.

                Millicom is a global operator of mobile telephone services in the world’s emerging markets. As of March 31, 2008, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

Interim condensed consolidated statements of profit and loss	Millicom International
for the three months ended March 31, 2008 and 2007	Cellular S.A.

	Notes	Three months ended March 31, 2008	Three months ended March 31, 2007
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Revenues	7	800,703	562,701
Cost of sales		(287,735)	(211,478)
Gross profit		512,968	351,223
Sales and marketing		(165,488)	(92,878)
General and administrative expenses		(128,342)	(93,177)
Other operating expenses		(11,860)	(10,234)
Operating profit	7	207,278	154,934
Interest expense		(43,929)	(39,139)
Interest and other financial income		11,363	12,385
Other non operating income, net		10,359	544
Profit from associates		1,860	652
Profit before taxes from continuing operations		186,931	129,376
Charge for taxes	8	(41,870)	(47,733)
Profit for the period from continuing operations		145,061	81,643
Profit for the period from discontinued operations, net of tax	5	—	256,199
Net profit for the period		145,061	337,842

Attributable to:
Equity holders of the Company		158,105	345,200
Minority interest		(13,044)	(7,358)
		145,061	337,842
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	9	1.48	3.43

Diluted (US$)
Profit for the period attributable to equity holders	9	1.47	3.24

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheet	Millicom International
as of March 31, 2008 and December 31, 2007	Cellular S.A.

	Notes	March 31, 2008	December 31, 2007
		(Unaudited)
		US$ ‘000	US$ ‘000
ASSETS
NON-CURRENT ASSETS
Intangible assets, net		476,826	467,502
Property, plant and equipment, net	10	2,297,464	2,066,122
Investments in associates		13,145	11,234
Deferred taxation		115,686	97,544
Other non-current assets		16,812	19,855
TOTAL NON-CURRENT ASSETS		2,919,933	2,662,257

CURRENT ASSETS
Inventories		105,149	82,893
Trade receivables, net		229,872	223,579
Amounts due from joint venture partners		41,827	65,348
Prepayments and accrued income		97,990	71,175
Current tax assets	8	16,492	8,982
Supplier advances for capital expenditure		87,532	76,514
Other current assets		49,096	48,481
Cash and cash equivalent		1,211,623	1,174,597
TOTAL CURRENT ASSETS		1,839,581	1,751,569

TOTAL ASSETS		4,759,514	4,413,826

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheet	Millicom International
as of March 31, 2008 and December 31, 2007	Cellular S.A.

	Notes	March 31, 2008	December 31, 2007
		(Unaudited)
		US$ ‘000	US$ ‘000
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		632,971	417,352
Other reserves		42,319	45,557
Retained profits		824,998	127,856
Net profit for the period/year attributable to equity holders		158,105	697,142
		1,658,393	1,287,907
Minority interest		74,222	80,429
TOTAL EQUITY		1,732,615	1,368,336

LIABILITIES
Non-current liabilities
Debt and other financing	12	915,509	945,206
Provisions and other non-current liabilities		62,348	55,601
Deferred taxation		44,427	42,414
Total non-current liabilities		1,022,284	1,043,221

Current liabilities
Debt and other financing
10% Senior Notes	12	480,531	479,826
4% Convertible Notes — Debt component	12	—	178,940
Other debt and financing	12	338,923	230,319
Payables and accruals for the purchase of property, plant and equipment		492,221	460,533
Other trade payables		234,326	238,252
Amounts due to joint ventures partners		36,584	60,914
Amounts due to other related parties		653	1,475
Accrued interest and other expenses		165,741	128,426
Current tax liabilities		106,194	82,028
Provisions and other current liabilities		149,442	141,556
Total current liabilities		2,004,615	2,002,269
TOTAL LIABILITIES		3,026,899	3,045,490

TOTAL EQUITY AND LIABILITIES		4,759,514	4,413,826

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the three months ended March 31, 2008 and 2007	Cellular S.A.

	Notes	Three months ended March 31, 2008	Three months ended March 31, 2007
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		186,931	129,376
Adjustments
Interest expense		43,929	39,139
Interest and other financial income		(11,363)	(12,385)
Other non operating income, net		(10,359)	(544)
Profit from associates		(1,860)	(652)
Operating profit		207,278	154,934
Adjustments for non-cash items:
Depreciation and amortization		110,514	78,162
Loss on disposal and impairment of property, plant and equipment		913	128
Share-based compensation		5,867	4,619
		324,572	237,843
(Increase)/decrease in trade receivables, prepayments and other current assets		(19,526)	2,716
(Increase)/decrease in inventories		(16,933)	4,376
Increase in trade and other payables		10,308	16,483
Changes to working capital		(26,151)	23,575
Interest expense paid		(29,696)	(26,695)
Interest received		11,137	11,937
Taxes paid		(31,073)	(22,285)
Net cash provided by operating activities		248,789	224,375
Cash flows from investing activities
Purchase of intangible assets and license renewals		(1,359)	(638)
Purchase of property, plant and equipment	10	(246,951)	(169,684)
Proceeds from sale of property, plant and equipment		12,142	288
Disposal of pledged deposits		—	29,037
Cash provided (used) by other investing activities		(7,211)	(209)
Net cash used by investing activities		(243,379)	(141,206)
Cash flows from financing activities:
Proceeds from issuance of shares		1,158	1,993
Proceeds from issuance of debt and other financing		220,300	16,150
Repayment of debt and financing		(197,520)	(22,996)
Net cash provided/(used) by financing activities		23,938	(4,853)
Cash provided by discontinued operations		—	257,352
Exchange gains on cash and cash equivalents		7,678	551
Net increase in cash and cash equivalents		37,026	336,219
Cash and cash equivalents at the beginning of the year		1,174,597	656,692
Cash and cash equivalents at the end of the period		1,211,623	992,911

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity	Millicom International
for the periods ended March 31, 2007, December 31, 2007 and March 31, 2008	Cellular S.A.

	Number of shares	Share capital	Share premium	Retained profits(i)	Other reserves	Total	Minority interest	Total equity
	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as of December 31, 2006	100,684	151,025	221,501	129,382	2,966	504,874	77,514	582,388
Profit for the period	—	—	—	345,200	—	345,200	(7,358)	337,842
Shares issued via the exercise of stock options	99	149	2,116	—	(272)	1,993	—	1,993
Shares issued as payment of bonuses	13	20	980	—	—	1,000	—	1,000
Issuance of shares-2006 LTIP	58	87	4,377	—	155	4,619	—	4,619
Currency translation differences	—	—	—	—	1,396	1,396	890	2,286
Balance as of March 31, 2007 (unaudited)	100,854	151,281	228,974	474,582	4,245	859,082	71,046	930,128
Profit for the period	—	—	—	351,942	—	351,942	21,200	373,142
Dividends paid to minority shareholders	—	—	—	—	—	—	(18,286)	(18,286)
Shares issued via the exercise of stock options	1,527	2,291	32,070	—	(3,566)	30,795	—	30,795
Share based compensation	9	14	741	—	18,473	19,228	—	19,228
Issuance of shares-2006 LTIP	—	—	59	—	(4,678)	(4,619)	—	(4,619)
Issuance of shares	9	14	824	—	—	838	—	838
Conversion of the 4% Convertibles Notes	29	43	1,041	—	(196)	888	—	888
Transfer to accumulated losses brought forward	—	—	—	(1,526)	1,526	—	—	—
Currency translation differences	—	—	—	—	29,753	29,753	6,469	36,222
Balance as of December 31, 2007	102,428	153,643	263,709	824,998	45,557	1,287,907	80,429	1,368,336
Profit for the period	—	—	—	158,105	—	158,105	(13,044)	145,061
Shares issued via the exercise of stock options	71	106	1,421	—	(369)	1,158	—	1,158
Share based compensation	—	—	—	—	5,867	5,867	—	5,867
Conversion of the 4% Convertibles Notes	5,623	8,434	205,658	—	(38,913)	175,179	—	175,179
Currency translation differences	—	—	—	—	30,177	30,177	6,837	37,014
Balance as of March 31, 2008 (unaudited)	108,122	162,183	470,788	983,103	42,319	1,658,393	74,222	1,732,615

(i)            Includes profit for the period attributable to equity holders

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as of March 31, 2008	Cellular S.A.

1.  ORGANIZATION

                Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

                As of March 31, 2008, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under number B 40 630.

                Millicom operates in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

                The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2007 on Form 20-F form with the U.S. Securities and Exchange Commission.

                The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as of December 31, 2007, as disclosed in Note 2 of those financial statements.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

                Millicom did not acquire any subsidiaries, joint ventures or minority interests during the three months ended March 31, 2008 and 2007.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

                There was no disposal of subsidiaries and joint venture during the three months ended march 31, 2008.

                In February 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $284.8 million realizing a net gain of $258.3 million.

5.  DISCONTINUED OPERATIONS AND ASSET HELD FOR SALE

                The results of discontinued operations for the three months ended March 31, 2008 and 2007 are presented below:

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	—	6,130
Operating expenses	—	(5,573)
Gain from disposal	—	258,346
Operating profit	—	258,903
Non-operating expenses, net	—	(2,704)
Profit before tax	—	256,199
Taxes	—	—
Profit for the period attributable to equity holders	—	256,199

6.  JOINT VENTURES

                The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	280,708	191,688
Operating expenses	(146,434)	(103,217)
Operating profit	134,274	88,471

7.  SEGMENT INFORMATION

                The Group operates mainly in one reportable business segment, telecommunications services. The primary segment reporting format is determined to be geographic segments as the Group’s risks and rates of return are affected predominantly by the fact that it operates in different countries in different geographical areas. The operating businesses are organized and managed according to the geographical areas, which represent the basis on which the information is presented to the Board of Directors and executive management to evaluate past performance and for making decisions about the future allocation of resources.

Primary Reporting Format—Geographical Segments

                The Group operates in 16 countries within four regions: Central America, South America, Africa and Asia.

                The following tables present revenues, operating profit/ (loss) and other segment information for the three months ended March 31, 2008 and 2007:

Three months ended March 31, 2008	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	340,127	231,626	165,573	63,377	—	800,703	—	—	800,703
Operating profit	163,211	25,318	22,042	14,730	(18,023)	207,278	—	—	207,278
Add back:
Depreciation and amortization	23,532	47,125	29,000	10,646	211	110,514	—	—	110,514
Loss (gain) on disposal and impairment of property, plant and equipment	631	(2)	269	(70)	85	913	—	—	913
Corporate costs	—	—	—	—	11,860	11,860	—	—	11,860
Share-based compensation	—	—	—	—	5,867	5,867	—	—	5,867
Adjusted operating profit	187,374	72,441	51,311	25,306	—	336,432	—	—	336,432
Total Assets	1,107,549	1,342,237	1,137,075	318,922	1,396,104	5,301,887	—	(542,373)	4,759,514
Total Liabilities	512,138	982,744	1,044,944	237,928	1,142,455	3,920,209	—	(893,310)	3,026,899
Additions to:
Property, plant and equipment	66,091	68,920	86,045	42,643	1	263,700	—	—	263,700
Intangible assets	571	273	751	28	—	1,623	—	—	1,623
Capital expenditure	66,662	69,193	86,796	42,671	1	265,323	—	—	265,323

Three months ended March 31, 2007	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	249,475	167,409	103,219	42,598	—	562,701	6,130	—	568,831
Operating profit	115,026	24,264	21,320	9,274	(14,950)	154,934	258,903	—	413,837
Add back:
Depreciation and amortization	21,208	31,529	17,217	8,111	97	78,162	—	—	78,162
Loss (gain) on disposal and impairment of property, plant and equipment	92	—	—	36	—	128	—	—	128
Corporate costs	—	—	—	—	10,234	10,234	—	—	10,234
Share-based compensation	—	—	—	—	4,619	4,619	—	—	4,619
Gain on disposal of subsidiaries and joint ventures, net	—	—	—	—	—	—	(258,346)	—	(258,346)
Adjusted operating profit	136,326	55,793	38,537	17,421	—	248,077	557	—	248,634
Total Assets	802,781	742,831	671,968	226,941	1,112,118	3,556,639	—	(200,808)	3,355,831
Total Liabilities	367,388	656,848	651,102	164,636	905,045	2,745,019	—	(319,316)	2,425,703
Additions to:
Property, plant and equipment	50,365	41,781	66,476	23,958	5	182,585	—	—	182,585
Intangible assets	68	1,536	—	—	—	1,604	—	—	1,604
Capital expenditure	50,433	43,317	66,476	23,958	5	184,189	—	—	184,189

8.  TAXES

                Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses brought forward, no taxes based on Luxembourg-only income have been computed for the three month periods ended March 31, 2008 and 2007. The effective tax rate is impacted not only by statutory tax rates in our operations, but also by taxes based on revenue, unrecognized current year tax losses and withholding taxes on transfers between operating and non-operating entities.

9.  EARNINGS PER COMMON SHARE

                Earnings per common share attributable to equity holders are comprised as follows:

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	158,105	89,092
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	—	256,108
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	158,105	345,200
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	158,105	89,092
Interest expense on convertible debt (US$ ‘000)	760	4,111
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$ ‘000)	158,865	93,203
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	—	256,108
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	158,865	349,311

Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share (‘000)	106,729	100,749
Potential incremental shares as a result of share options (‘000)	248	1,248
Assumed conversion of convertible debt (‘000)	1,380	5,737
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (‘000)	108,357	107,734

Basic
- profit from continuing operations attributable to equity holders	1.48	0.88
- profit from discontinuing operations attributable to equity holders	—	2.55
- profit for the period attributable to equity holders	1.48	3.43
Diluted
- profit from continuing operations attributable to equity holders	1.47	0.86
- profit from discontinuing operations attributable to equity holders	—	2.38
- profit for the period attributable to equity holders	1.47	3.24

10.  PROPERTY, PLANT AND EQUIPMENT

                During the three months ended March 31, 2008, Millicom acquired property, plant and equipment with a cost of $263.7 million (March 31, 2007: $182.6 million). The charge for depreciation on property, plant and equipment for the three months ended March 31, 2008 was $96.0 million (March 31, 2007: $66.9 million).

                The following table provides details of cash used for the purchase of property, plant and equipment:

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	263,700	182,585
Increase in suppliers advances	9,442	6,112
Increase in payables for property, plant and equipment	(24,859)	(7,094)
Increase in vendor financing	(1,332)	(11,919)
Cash used for the purchase of property, plant and equipment	246,951	169,684

11.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

                In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved although the terms and conditions of the plan were not finalized until 2007. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

                The shares awarded under the 2006 LTIP will vest at the end of a three year period, or performance cycle, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

                The plan has been designed so that the shares normally vest at the end of the three-year performance period. However, for the performance cycle from 2006 through 2008 only, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there could be an additional 40% of shares that vest if further performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin are achieved.

                The total charge for the above plan was estimated at $24.9 million which will be recorded over the service period. For the three months ended March 31, 2008 a charge of $0.9 million (2007: $4.5 million) was recorded.

                A second long term incentive plan covering 2007-2009 (“2007 LTIP”) was approved under an umbrella plan by the Board on March 15, 2007. This plan consists of two elements: performance share plan and a matching share award plan.

                The shares awarded under the performance share plan will vest at the end of a three year period, or performance cycle, subject to performance conditions related to Millicom’s “earnings per share”. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

                The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, or performance cycle subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of six similar mobile telephony companies during the three-year performance cycle of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

                The total charge for the above plans is estimated at $24.2 million ($15.8 million for the performance shares and $8.4 million for the matching share award plan) which will be recorded over the service period. For the three months ended March 31, 2008 a charge of $1.4 million (2007: $nil) was recorded in respect of the performance shares and $0.8 million (2007: $nil) in respect to the matching share award plan.

                A third long term incentive plan with awards covering 2008-2010 (“2008 LTIP”) has been established under the 2007 umbrella plan. These awards consist of two elements: performance shares and a matching plan. The matching requires employees to invest in shares of the Group in order to receive potential matching shares that are based on the Millicom share price performance versus the performance of shares of a peer group.

                For the performance shares, there are only performance conditions related to Millicom’s “earnings per share”. The matching plan is based on Millicom’s “total shareholder return” (“TSR”) compared against that of several competitors.

                Based on management estimates, the charge for the above plan is estimated at $32.3 million ($21.3 million for the performance shares and $11.0 million for the matching plan) which will be recorded over the service period. For the three months ended March 31, 2008 a charge of $1.8 million (2007: $nil) was recorded in respect of the performance shares and $0.9 million (2007: $nil) in respect to the matching plan.

(b) Share options

                A charge of $0.1 million was recorded for the three months ended March 31, 2008 and 2007.

(c) Total share-based compensation expense

                Total share-based compensation expense for the three months ended March 31, 2008 and 2007 was as follows:

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	119	147
2006 LTIP	883	4,472
2007 LTIP	2,171	—
2008 LTIP	2,694	—
Total share-based compensation expense	5,867	4,619

12.  DEBT AND OTHER FINANCING

10% Senior Notes

                On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

                The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

                If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

                During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5.0 million which was recorded under the caption “Other non operating income (expenses), net”.

                In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortized cost of the Notes due to the earlier settlement date.

                As of March 31, 2008, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $480.5 million (December 31, 2007: $479.8 million).

4% Convertible Notes

                In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

                The 4% Convertible Notes were general unsecured obligations of Millicom and ranked equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes was 4% per annum. Interest was payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate was 9.6%.

                Millicom apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $38.9 million and the value allocated to debt was $178.9 million.

                As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 ordinary shares.

                On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,622,471 shares. On the same day Millicom repaid in cash the remaining $3.0 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to $175.2 million in January 2008.

Analysis of debt and other financing by maturity

                The total amount of debt and other financing is repayable as follows:

	As of March 31, 2008	As of December 31, 2007
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	819,454	889,085
One-two years	117,225	185,917
Two-three years	190,592	195,550
Three-four years	258,691	282,146
Four-five years	207,026	143,323
After five years	141,975	138,270
Total debt	1,734,963	1,834,291

                As at March 31, 2008, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $711.4 million (December 31, 2007: $739.2 million). The assets pledged by the Group for these debts and financings amount to $437.6 million (December 31, 2007: $448.6 million).

                In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of March 31, 2008 and December 31, 2007. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the underlying terms and conditions.

As of March 31, 2008 (unaudited):

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	1,000	3,753	—	—	1,000	3,753
1-3 years	19,497	26,452	1,200	1,200	20,697	27,652
3-5 years	97,291	126,306	—	—	97,291	126,306
More than 5 years	78,296	144,250	—	—	78,296	144,250
Total	196,084	300,761	1,200	1,200	197,284	301,961

As of December 31, 2007:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	—	—	—	—	—	—
1-3 years	36,335	50,205	1,200	1,200	37,535	51,405
3-5 years	80,557	102,606	—	—	80,557	102,606
More than 5 years	89,598	166,000	—	—	89,598	166,000
Total	206,490	318,811	1,200	1,200	207,690	320,011

(i)           The guarantee ensures payment by the Group’s Company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)          The guarantee ensures payment by the Group’s Company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

13.  NON-CASH INVESTING AND FINANCING ACTIVITIES

                The following table gives details of non-cash investing and financing activities for continuing operations for the three months ended March 31, 2008 and 2007.

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of property, plant and equipment	(1,332)	(11,919)
Asset retirement obligation	(2,800)	(782)
Financing activities
Share-based compensation	5,867	4,619
Vendor financing	1,332	11,919

14.  COMMITMENTS AND CONTINGENCIES

Operational environment

                Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

                The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of March 31, 2008, the total amount of claims against Millicom’s operations was $54.6 million (December 31, 2007: $49.5 million) of which $0.6 million (2007: $0.9 million) relate to joint ventures. As at March 31, 2008 $10.5 million (December 31, 2007: $10.3 million) has been provided for these contingent liabilities in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations.

Capital commitments

                As of March 31, 2008, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $555.9 million (December 31, 2007: $400.3 million), of which $79.5 (December 31, 2007: $88.2 million) relate to joint ventures, from a number of suppliers.

                In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $312.5 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

                Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at March 31, 2008 was $41.2 million (December 31, 2007: 30.0 million).

Dividends

                The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations.

15.  SUBSEQUENT EVENT

Proposed dividend

                Due to the strength of the balance sheet and the net cash proceeds from the sale of our business in Pakistan, the Board has recommended a special dividend of $2.40 a share be paid following the Annual General Meeting in May of 2008. The Group has not yet established a formal dividend policy. Any future dividends will be based on the free cash flows of the Group going forward.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

                Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS.

Overview

Introduction

                We are a global mobile telecommunications group with operations in some of the world’s emerging markets over which we generally exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

                We have 16 mobile systems in 16 emerging markets in Central America, South America, Africa and Asia. As of March 31, 2008, the countries where we had mobile operations had a combined population of approximately 291 million. This means that 291 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 26 million (22 million on an attributable basis) as at March 31, 2008.

                Our markets are attractive for mobile services due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth of mobile services in our markets because our services are essential for basic communication in the markets in which we operate, and therefore the percentage of GDP spent on mobile services will continue to grow in our markets. Furthermore, we believe that personal disposable income levels in our markets will continue to rise.

Operating Results

                In February 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $284.8 million realizing a net gain of $258.3 million.

                The discussion below focuses on the results from continuing operations.

Three months ended March 31, 2008 and 2007

                The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

	Three months ended March 31,		Impact on comparative results for period
			Amount of	Percent
	2008	2007	variation	change
	(in US$ ‘000, except percentages)
Revenues	800,703	562,701	238,002	42%
Cost of sales	(287,735)	(211,478)	(76,257)	36%
Sales and marketing	(165,488)	(92,878)	(72,610)	78%
General and administrative expenses	(128,342)	(93,177)	(35,165)	38%
Other operating expenses	(11,860)	(10,234)	(1,626)	16%
Operating profit	207,278	154,934	52,344	34%
Interest expense	(43,929)	(39,139)	(4,790)	12%
Interest and other financial income	11,363	12,385	(1,022)	(8)%
Other non operating income, net	10,359	544	9,815	1,804%
Profit from associates	1,860	652	1,208	185%
Charge for taxes	(41,870)	(47,733)	5,863	(12)%
Profit for the period from continuing operations	145,061	81,643	63,418	78%
Profit for the period from discontinued operations, net of tax	—	256,199	(256,199)	(100)%
Minority interests	13,044	7,358	5,686	77%
Net profit for the period attributable to equity holders of the company	158,105	345,200	(187,095)	(54)%

                Subscribers:  Total subscribers as of March 31, 2008 and 2007 by segment were as follows:

	2008	2007	Growth
Subscribers
Central America	9,787,361	5,917,914	65%
South America	6,463,658	4,519,945	43%
Africa	6,549,881	3,809,185	72%
Asia	3,383,189	2,268,434	49%
Total	26,184,089	16,515,478	59%

                As of March 31, 2008, our worldwide total mobile subscriber base increased by 59% to 26,184,089 mobile subscribers from 16,515,478 mobile subscribers as of March 31, 2007. Growth was particularly strong in Central America and Africa (65% and 72%, respectively). There were significant increases recorded in the following countries; the Democratic Republic of Congo (168%), Honduras (88%), Ghana (83%), Tanzania (81%) and Sierra Leone (75%). This subscriber growth was driven by substantially higher capital expenditure in 2007 and in the three months ended March 31, 2008. The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Future subscriber growth is highly dependant on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

                Our attributable subscriber base increased to 22,292,076 mobile subscribers as at March 31, 2008 from 14,133,664 mobile subscribers as of March 31, 2007, an increase of 58%. Prepaid subscribers accounted for 96% or 25,134,980 of the total cellular subscribers.

                Revenues:  Revenues for the three months ended March 31, 2008 and 2007 by segment were as follows:

	2008	2007	Growth
Revenues
Central America	340,127	249,475	36%
South America	231,626	167,409	38%
Africa	165,573	103,219	60%
Asia	63,377	42,598	49%
Total	800,703	562,701	42%

                We derive revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

                Total revenues increased by 42% for the three months ended March 31, 2008 to $800.7 million from $562.7 million for the three months ended March 31, 2007. The increase is mainly due to strong growth in the number of subscribers which increased by 59% to 26.2 million as of March 31, 2008 from 16.5 million as of March 31, 2007. Revenue growth was seen throughout Millicom’s segments and especially in Africa where revenues increased by 60% for the three months ended March 31, 2008. We have also seen a very strong growth in revenue from value-added services particularly in Paraguay. The increase in revenue for the three months ended March 31, 2008 was 49% in Asia, 38% in South America and 36% in Central America.

                In absolute terms, Central and South America were the key drivers of this growth reflecting the success of tigo® in its fourth year. tigo® represents our triple “A” operating strategy of a quality and widely available network, ubiquitous distribution and affordable products and services. Implementing this strategy across all our operations has been the key to driving revenue growth. This strategy drove higher penetration rates in our existing markets which increased the subscriber base. Furthermore, the existing subscribers increased their average airtime usage through additional voice minutes as we made the products more affordable and through the take up of value added services.

                Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where tigo® was most recently launched. At the end of 2006 we rebranded our Colombia operation to tigo® and at the beginning of 2007 we launched tigo® in Sri Lanka, the Democratic Republic of Congo and the Lao People’s Democratic Republic. This strategy will continue to drive higher penetration rates in our markets. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposal income. This will be partially offset as we continue to see price elasticity amongst our existing customers and as we continue to develop our valued added services. In addition, the performance of Millicom’s operations in Colombia and the Democratic Republic of Congo will likely have a significant impact on revenues in the coming years.

                A number of telecommunications regulators in the countries where we operate have, or are expected to, reduce interconnection rates (for example recently in Colombia the regulator cut interconnect rates from 12 to 6 US cents). Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, lower interconnect rates often enable us and our competitors to reduce prices to the final customer. Due to the price elasticity in our markets, lower prices usually drive significantly higher usage which often results over time in overall increases in revenues.

                Cost of sales: Cost of sales increased by 36% for the three months ended March 31, 2008 to $287.7 million from $211.5 million for the three months ended March 31, 2007. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin increased slightly to 64% for the three months ended March 31, 2008 compared to 62% for the three months ended March 31, 2007.

                Future gross margin percentages will be mostly affected by the mix of revenues generated from calls made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. In addition, Millicom’s increased investments in capital expenditure in the first quarter of 2008 and during 2007, which will increase depreciation in the coming years.

                Sales and marketing: Sales and marketing expenses increased by 78% for the three months ended March 31, 2008 to $165.5 million from $92.9 million for the three months ended March 31, 2007. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues and the increase in subscribers, increased spending on brand awareness and point of sales materials, particularly where we were aggressively rolling out tigo® in Africa and Asia, and increased sales and marketing costs in Colombia as Millicom rebranded this operation to tigo® at the end of 2006. As a percentage of revenues, sales and marketing expenses increased from 17% for the three months ended March 31, 2007 to 21% for the three months ended March 31, 2008.

                Future sales and marketing costs will be impacted by the rollout of tigo® into the remaining Millicom markets where it is not yet used and the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

                General and administrative expenses: General and administrative expenses increased by 38% for the three months ended March 31, 2008 to $128.3 million from $93.2 million for the three months ended March 31, 2007. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations, but also higher staff costs from more employees needed to manage the growth of the business. In addition, there was an increase in share compensation costs. As a percentage of revenues, general and administrative expenses remained at approximately 16% for the three months ended March 31, 2008 and 2007.

                We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

                Other operating expenses: Other operating expenses increased by 16% for the three months ended March 31, 2008 to $11.9 million from $10.2 million for the three months ended March 31, 2007. This increase is mainly explained by the increased size of its corporate staff and other group support functions to oversee and support the significant growth in the operating companies. Millicom will further add to its corporate staff in 2008 in order to manage and support further growth in the coming years.

                Operating profit:  Operating profit for the three months ended March 31, 2008 and 2007 by segment were as follows:

	2008	2007	Growth
Operating profit
Central America	163,211	115,026	42%
South America	25,318	24,264	4%
Africa	22,042	21,320	3%
Asia	14,730	9,274	59%
Unallocated	(18,023)	(14,950)
Total	207,278	154,934	34%

                Total operating profit for the three months ended March 31, 2008 was $207.3 million compared with $154.9 million for the three months ended March 31, 2007. This increase in operating profit was due to the higher revenues. The operating profit margin fell from 28% to 26% mainly due to Millicom’s operation in Colombia which incurred an operating loss of $20.4 million for the three months ended March 31, 2008 compared to an operating profit of $0.2 million for the three months ended March 31, 2007. In addition Millicom’s operation in the Democratic Republic of Congo continued to have operating losses, as it aggressively rolls out the triple “A” operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 168% increase in subscribers between March 31, 2007 and March 31, 2008. The operating margin for the segments varied mainly as a result of the different stages of development among the companies. In most cases, the companies with the highest market share have already achieved critical mass, mainly Central and South America (excluding Colombia), and were able to improve their operating margins. Those with low market share that are growing aggressively, most African countries and Sri Lanka, saw pressure on the operating margins as they incurred costs ahead of revenues to grow their businesses.

                In future, our operating profitability will depend on the ability of Millicom to continue growing revenues while maintaining control of costs. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits when the impact of the introduction of tigo® in these countries takes full effect in late 2008.

                Interest expense: Interest expense for the three months ended March 31, 2008 increased by 12% to $43.9 million from $39.1 million for the three months ended March 31, 2007. Interest expense increased as a result of the additional borrowings in the operations used to fund Millicom’s increased capital expenditure. Interest costs for the operations will continue to increase in 2008 as Millicom arranges more of the funding for the growth in the operations through local borrowings. The early repayment of the 10% Senior Notes will decrease the interest expense by approximately $50 million per year up until 2013. In addition, the conversion in January 2008 of the 4% Convertible Notes will decrease the interest expense by approximately $18 million per year up until 2009.

                Interest and other income: Interest and other income for the three months ended March 31, 2008 decreased by 8% to $11.4 million from $12.4 million for the three months ended March 31, 2007.

                Other non operating income, net: Other non operating income, net increased from an income of $0.5 million for the three months ended March 31, 2007 to an income of $10.4 million for the three months ended March 31, 2008. This increase was mainly as a result of higher exchange gains, mainly on borrowings, as a number of currencies strengthened against the dollar.

                Charge for taxes: The net tax charge for the three months ended March 31, 2008 decreased to $41.9 million from $47.7 million for the three months ended March 31, 2007. The Group’s effective tax rate decreased from 37% for the three months ended March 31, 2007 to 22% for the three months ended March 31, 2008. Both decreases were mainly the result of the recognition of the deferred tax assets in our operation in Colombia and a lower proportion of net corporate expenses and interest to total Group profit before taxes.

                In future, as the business grows and the corporate staff increases its support to the operations, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group’s profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate. Also from December 2007 Millicom started to recognize the deferred tax benefit of the tax losses from our Colombian operation. In 2008 we expect that the beneficial impact of these three factors will likely be, at least partially, offset by the net losses expected to be incurred by the Democratic Republic of Congo business, which may be non recoverable and thus increase the effective tax rate.

                The Group effective tax rate is also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would likely increase the Group effective tax rate. Overall, Millicom expects the Group effective tax rate to be lower in 2008 versus 2007 if there are no significant changes in the methods of taxing the operating companies.

                Net profit for the period attributable to equity holders of the company: The net profit for the three months ended March 31, 2008 was $158.1 million compared to a net profit of $345.2 million for the three months ended March 31, 2007. Profit from continuing operations increased to $145.1 million for the three months ended March 31, 2008 from $81.6 million for the three months ended March 31, 2007 for the reasons stated above. The profit from discontinued operations for the three months ended March 31, 2008 was nil compared to the profit from discontinued operations for the three months ended March 31, 2007 of $256.2 million, mainly related to the gain on the sale of Paktel Limited.

Effect of Exchange Rate Fluctuations

                Exchange rates for the currencies of the countries in which we operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, net assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits and cash flows while also reducing both our assets and liabilities. In the three months ended March 31, 2008, we had a net exchange gain of $10.4 million. In the three months ended March 31, 2007, we had a net exchange gain of $0.5 million.

                To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Liquidity and capital resources

Cash upstreaming

                The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream surplus cash to the Company. For the three months ended March 31, 2008, we upstreamed $90 million from 7 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the three months ended March 31, 2007 we upstreamed $283 million from 11 of the 16 countries in which we operated, including $166 million from the sale of Paktel Limited.

Cash flows

                For the three months ended March 31, 2008, cash provided by operating activities was $248.8 million, compared to $224.4 million for the three months ended March 31, 2007. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

                Cash used by investing activities was $243.4 million for the three months ended March 31, 2008, compared to $141.2 million for the three months ended March 31, 2007. In the three months ended March 31, 2008 Millicom used cash to purchase $247.0 million of property, plant and equipment compared to $169.7 million for the same period in 2007.

                Financing activities provided total cash of $23.9 million for the three months ended March 31, 2008, compared to the use of $4.9 million for the three months ended March 31, 2007. In the three months ended March 31, 2008 Millicom repaid debt of $197.5 million while raising funds of $220.3 million through new financing and $1.1 million through the issuance of shares.

                The net cash inflow in the three months ended March 31, 2008 was $37.0 million compared to an inflow of $336.2 million for the three months ended March 31, 2007, mainly due to the sale of Paktel Limited in February 2007. Millicom had closing cash and cash equivalents balances of $1,211.6 million as at March 31, 2008 compared to $992.9 million as at March 31, 2007.

Capital additions

                Our additions to property, plant and equipment and intangible assets by geographical region were as follows during the periods indicated:

	For the three months ended March 31
	2008	2007
	(unaudited)	(unaudited)
	(in US$ ‘000)
Central America	66,662	50,433
South America	69,193	43,317
Africa	86,796	66,476
Asia	42,671	23,958
Unallocated	1	5
Total	265,323	184,189

                The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and other debt and financing

                As of March 31, 2008, we had total consolidated outstanding debt and other financing of $1,735.0 million (December 31, 2007: $1,834.3 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $711.4 million (December 31, 2007: $739.2 million).

                In October 2007, Millicom decided that it would redeem the balance of the 10% Senior Notes in December 2008 and pay the contractual redemption premium of 5%.

Commitments

                As of March 31, 2008, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $555.9 million of which $543.1 million are due within one year.

Guarantees

                As of March 31, 2008, we had outstanding guarantees for a total amount of $197.3 million (December 31, 2007: $207.7 million).

Item 3. UNRESOLVED STAFF COMMENTS

                Not applicable

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:		/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Date: May 27, 2008